UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Encision, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
286135108 (CUSIP Number)
James Bowman Encision, Inc. 4828 Sterling Drive Boulder, CO 80301 (303) 444-2600 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 17, 2003 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 286135108

1.	Names of Reporting Persons. Timothy J. Wyne I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 270,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 270,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 270,000

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11)

14.	Type of Reporting Person IN
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Item 1. Security and Issuer

         This Schedule 13D is filed with respect to shares of Common Stock, no par value ("Common Stock"), of Encision, previously known as Electroscope, Inc., a Colorado corporation (hereinafter "Encision" or the "Company"). The Company's principal executive offices are located at 4828 Sterling Drive, Boulder, Colorado.

Item 2. Identity and Background.

(a)

Name:  The Schedule 13D is being filed by Wynne. His residence and business address is 1420 20th St. NW, Suite E, Auburn, Washington 98001. Wynne is the President and owner of Surgical Principals, Inc., an independent distributor of Encision products.

(b)

Residence or business address:  The Schedule 13D is being filed by Wynne. His residence and business address is 1420 20th St. NW, Suite E, Auburn, Washington 98001. Wynne is the President and owner of Surgical Principals, Inc., an independent distributor of Encision products.

(c)

Present Principal Occupation or Employment:  The Schedule 13D is being filed by Wynne. His residence and business address is 1420 20th St. NW, Suite E, Auburn, Washington 98001. Wynne is the President and owner of Surgical Principals, Inc., an independent distributor of Encision products.

(d)

Criminal Conviction:  During the last five years, Wynne has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction as a result of which he was or is subject to a judgment , decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(e)

Court or Administrative Proceedings:  During the last five years, Wynne has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction as a result of which he was or is subject to a judgment , decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: Wynne is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration:

         During the last year, Wynne sold 104,200 shares of Encision stock at an average price of $3.44/share, purchased 500 shares, and has 270,000 shares remaining.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

         Except as described below, Wynne has no present plans or proposals that relate to or would result in any transaction, event or action of the type described in paragraphs (a) through (j) or Item 4. He reserves the right, however, to adopt such plans or proposals in the future, subject to applicable regulatory requirements, if any.

         Depending on market conditions, Wynne plans to sell an undetermined number of additional shares of the Company from time to time.

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(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
n/a
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
n/a
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
n/a
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
n/a
(e) Any material change in the present capitalization or dividend policy of the issuer;
n/a
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

n/a
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
n/a
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

n/a
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
n/a
(j) Any action similar to any of those enumerated above.
n/a

Item 5. Interest in Securities of the Issuer.

(a)

For the purpose of the Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), Wynne beneficially owns 270,000 shares of Common Stock with constitute __% of the outstanding and issued Common Stock of the Company.

(b)	Wynne owns 270,000 of the Company's Common Stock individually and has sole voting and dispositive power with respect to those shares.

(c)	See Item 3 above.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. Not applicable.
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Item 7. Material to be Filed as Exhibits. Not applicable.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 17, 2003
By:	/s/ Timothy J. Wynne Timothy J. Wynne

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